(all amounts are in U.S. dollars except where otherwise indicated)
(1) Please refer to "Definition and reconciliation of non-GAAP financial measures" in this press release

Gildan Activewear Reports on the Fourth Quarter and Full Year 2022 Record Results; Provides 2023 Outlook

•FY 2022 record sales of $3,240 million, up 11% vs. FY 2021 and Q4 sales of $720 million, down 8% vs. prior year
•FY 2022 GAAP diluted EPS of $2.93, down 5%, and Q4 GAAP diluted EPS of $0.47 down 47% after reflecting Q4 2022 hosiery non-cash impairment charge of $0.35
•FY 2022 record adjusted diluted EPS1 of $3.11, up 14% vs. prior year and Q4 adjusted diluted EPS of $0.65 down 14% vs. prior year
•$573 million of capital returned to shareholders in 2022; finished FY 2022 with strong balance sheet with net debt to adjusted EBITDA ratio1 of 1.1; quarterly dividend increased by 10% for 2023
•Company provides FY 2023 outlook; low single-digit revenue growth and adjusted diluted EPS in line with FY 2022 with 5% share repurchases expected for full year
•Gildan continues to be recognized for its strong sustainability leadership

Montreal, Wednesday, February 22, 2023 - Gildan Activewear Inc. (GIL: TSX and NYSE) today announced results for the fourth quarter and year ended January 1, 2023 and provided an update regarding the Gildan Sustainable Growth Strategy and its outlook.

“I am extremely proud of our team’s record performance in 2022 with revenue up 11% over 2021 and strong margin delivery in every fiscal quarter” said Glenn J. Chamandy, President and CEO of Gildan. “And despite near term headwinds related to the economic environment, which impacted our performance in the fourth quarter and which may persist through the first part of 2023, we remain excited about the Gildan Sustainable Growth strategy, as well as our strong competitive positioning and ability to support our customers, as we work towards delivering on our long-term growth aspirations”.

We generated sales for the fourth quarter of $720 million in a challenging environment, and while our operating margin was 12.9% after reflecting a non-cash impairment charge related to our Hosiery cash-generating unit (CGU), we delivered another quarter of strong adjusted operating margin1 of 18.8%, well within our target range, with GAAP diluted EPS of $0.47 and adjusted diluted EPS1 of $0.65. Cash flow from operating activities increased to $189 million, up $35 million from the prior year driven by strong working capital management initiatives in the quarter, bringing full year cash from operating activities to $413 million. After capital expenditures, we generated free cash flow1 of $131 million and $198 million, for the fourth quarter and the full year respectively. We repurchased 1.2 million shares under our normal course issuer bid (NCIB) program in the fourth quarter at a total cost of approximately $37 million, bringing our total repurchases for the year to 7% of the total float. Given the strength of our free cash flow and balance sheet, the Company returned a record $573 million of capital to shareholders in 2022 through a combination of share repurchases and dividend payments during the year. We ended 2022 with net debt1 of $874 million and a net debt to adjusted EBITDA ratio1 of 1.1, at the low end of our target range. In line with our capital allocation priorities, we announced a 10% increase in the amount of our quarterly dividend and we expect to continue with share repurchases of approximately 5% of the outstanding public float for 2023.

Fourth Quarter 2022 Results
Net sales for the fourth quarter ending January 1, 2023, of $720 million were down 8% over the prior year, consisting of activewear sales of $595 million, down 5%, and sales of $125 million in the hosiery and underwear category, down 21%

compared to the prior year quarter. The decline in activewear sales was due to lower volumes resulting from a combination of lower POS in retail end-markets, and to a lesser extent, at North American distributors, as well as the absence of inventory replenishment versus a year ago, partly offset by higher net selling prices and the favorable impact of mix. International sales in the quarter were up 16% over the prior year, benefiting from inventory replenishment and higher net selling prices. In the hosiery and underwear category, the sales decline compared to last year was due to weak POS in retail and the impact of retailers continuing to reduce inventory levels with these impacts slightly offset by higher net selling prices.

Gross margin of 32.6% in the quarter was up 340 basis points over 2021 due mainly to the impact of additional hurricane insurance recoveries recognized in the fourth quarter of 2022. Before reflecting the net impact of accrued insurance recoveries in both years, adjusted gross margin1 of 29.1% was down 150 basis points compared to 30.6% last year. The decline over 2021 was primarily due to higher raw material costs and manufacturing costs which more than offset higher net selling prices and favourable product-mix.

SG&A expenses for the fourth quarter of $76 million were down $5 million, or 6%, compared to last year due to lower volumes, lower variable compensation expenses and cost containment efforts, which more than offset the impact of cost inflation. SG&A expenses as a percentage of net sales increased slightly by 20 basis points to 10.5% compared to 10.3% last year, as the benefit of lower expenses was more than offset by sales deleverage.

In the fourth quarter, we recorded a non-cash impairment charge for our Hosiery CGU of $62 million relating to intangible assets acquired in previous sock and hosiery business acquisitions with this charge driven by current market conditions. Under International Financial Reporting Standards (IFRS) we need to test for impairment annually and the charge compares to a net reversal of impairment of $32 million recorded in the fourth quarter of 2021 for the same CGU. After reflecting the net impact of the above items for both years, operating income in the fourth quarter of $93 million was down from $177 million last year.

On an adjusted basis, before reflecting the net impact of intangible asset impairment charges and reversals, accrued insurance recoveries, and restructuring and acquisition related costs in both years, we generated adjusted operating income1 of $136 million, or 18.8% of sales, compared to $160 million, or 20.4% of sales, in the fourth quarter of 2021. The year-over-year decrease in adjusted operating income reflected lower sales and lower adjusted gross margin, partly offset by lower SG&A expenses, while the 160 basis point decrease in adjusted operating margin1 was due to the decrease in adjusted gross margin. Net financial expenses of $13 million were up $8 million over the prior year. As a result, we reported net earnings of $84 million, or $0.47 per diluted share, for the fourth quarter of 2022 and adjusted net earnings1 of $117 million, or $0.65 per diluted share. This compared to net earnings of $174 million, or $0.89 per diluted share, and adjusted net earnings of $149 million, or $0.76 per diluted share, respectively, in the fourth quarter last year.

Driven by strong working capital management in the fourth quarter, cash flow from operating activities increased to $189 million, up $35 million from the prior year of $154 million. Capital expenditures of $245 million for the full year, which included $80 million in the fourth quarter, came in line with our target range of 6% to 8% of annual sales and related to capacity and vertical integration projects, including the construction of our new large-scale, low cost manufacturing complex in Bangladesh which is progressing well and planned to start production ramp-up at the end of the first quarter of 2023. We generated free cash flow1 in the quarter totaling $131 million, bringing the total for the year to $198 million in 2022, down from $594 million last year. The decrease in free cash flow reflected increases in inventory levels, from below optimal levels in the fourth quarter of the prior year, which have now put us in a strong position to service our customers, as well as higher capital expenditures. The Company ended the fourth quarter of 2022 with net debt1 of $874 million, up from $530 million at the end of 2021 and a net debt leverage ratio1 of 1.1 times adjusted EBITDA1.

Full Year 2022 Results
Net sales for the year ended January 1, 2023, were $3,240 million in 2022, up 11% over the same period last year, reflecting a 17% increase in activewear, partly offset by a decline of 14% in the hosiery and underwear category. The year-over-year increase in activewear sales where we generated sales of $2,763 million was primarily driven by higher net selling prices and favourable product-mix. The decline in the hosiery and underwear category, where we generated sales of $478 million, primarily reflected the impact of lower unit sales volumes due to weaker demand in retail and the continued impact of tight inventory management at the retailer level.

For the full year 2022, we realized gross margins of 30.6% compared to 32.2%, in the prior year. On an adjusted basis, gross margin for 2022 was 29.8% of sales, compared to 30.9% of sales in the same period last year reflecting higher raw material and other manufacturing costs, and the impact of the non-recurrence of an $18 million (or 60 basis points) one-time USDA cotton subsidy in connection to the Pandemic Assistance for Cotton Users program which was recorded in the first quarter of 2021. These factors were partly offset by the benefit of higher net selling prices and product-mix. The year-over-year decline in gross margin on a GAAP basis also reflected the recognition of higher net hurricane insurance gains last year of approximately $20 million (or 70 basis points) and the one-time USDA cotton subsidy described above.

SG&A expenses in 2022 of $324 million were up $10 million compared to 2021 due to the impact of inflation on overall costs, partially offset by lower variable compensation expenses and the benefit of our cost containment measures. As a percentage of sales, the 80 basis point improvement in SG&A expenses primarily reflected the benefit of sales leverage.

For the full year 2022, we generated operating income of $603 million or 18.6% of sales, down from $652 million or 22.3% of sales in the same period last year, reflecting the non-cash impairment charge for our Hosiery CGU taken in 2022 versus a reversal of impairment taken in 2021, and lower insurance accounting gains compared to last year. On an adjusted basis, we generated operating income1 of $639 million, which translated to an adjusted operating margin1 of 19.7% compared to $591 million and 20.2%, respectively, last year. The increase in adjusted operating income for 2022 was driven primarily by the 11% full year increase in sales, partly offset by a lower operating margin. The decrease of 50 basis points on an adjusted basis largely reflected lower gross margins which offset the benefit of SG&A leverage. As a result, our GAAP net earnings for 2022 came in at $542 million down 11% compared to last year, with our adjusted net earnings1 for 2022 at $575 million up 7% compared to last year. After reflecting the impact of share repurchases made under the Company's NCIB programs, full year GAAP diluted EPS of $2.93 was down 5%, and adjusted diluted EPS1 of $3.11 was up 14%, compared to GAAP diluted EPS of $3.07 and adjusted diluted EPS of $2.72 last year.

Outlook and Update on Gildan Sustainable Growth Strategy
A year ago, we provided an overview of Gildan's Sustainable Growth strategy (available on Gildan's company website) focused on capacity driven growth, innovation and ESG. Our strong results are a testament to the progress we have made on this strategy. Specifically, with our fiscal 2022 revenue base of $3,240 million, adjusted operating income of $639 million and adjusted operating margin of 19.7% coming in at the higher end of our annual target range of 18% to 20%, our business model is positioning us well to deliver on our long-term profitability and return targets. Our leadership in pricing, product availability and sustainability, combined with our increased manufacturing flexibility is enabling us to grow our market share in key product categories. Further, we are well positioned to continue benefiting from favourable industry trends that are playing out such as the casualization of apparel, the interest for private label products, the impact of the creator economy and ongoing developments in digital printing, as well as the appeal of nearshoring and sustainable practices, all of which are creating long-term growth opportunities for Gildan given our competitive advantages.

Notwithstanding these strong fundamentals, in the first part of 2023 we expect continued headwinds tied to the demand environment and to strong comparative periods, particularly as we cycle post pandemic inventory replenishment in the first quarter. We also expect increased margin pressure in early 2023 as we work through higher raw material and input costs currently in our inventories. However, as we move past the first quarter, we expect these headwinds to abate, enabling us to resume our growth trajectory and our path towards delivering on our performance targets. Accordingly, for 2023 we expect the following:
•Revenue growth for the full year to be in the low single digit range;
•Full year adjusted operating margin to fall within our 18% to 20% annual target range, despite expected margin pressure in the first quarter driving us 200 to 300 basis points below the low end of our target range;
•Capex to come in at the lower end of our previously stated 6% to 8% range;
•Strong free cash flow1 generation as significant investments in our inventories, which have put us in a strong position to service our customers, are now mostly behind us;
•Adjusted diluted EPS in line with 2022, which assumes the continuation of share repurchases aligned with our capital allocation targets of purchasing approximately 5% of the outstanding public float in 2023.

The above outlook assumes no meaningful deterioration from current market conditions including the pricing and inflationary environment. Further, it reflects our expectations as of February 22, 2023 and is subject to significant risks and business uncertainties, including those factors described under “Forward-Looking Statements” in this press release and in our annual MD&A for the year ended January 1, 2023. The board may modify, extend or terminate current or future share repurchase programs at any time.

Environmental, Social and Governance (ESG) Highlights
Gildan continues to be recognized for its sustainability leadership. Recently, the Company was included in Corporate Knights’ Global 100 list of the world’s most sustainable corporations for the second consecutive year, moving up the ranking by 19 positions. Previously announced in the fourth quarter of 2022, Gildan was also included on the Dow Jones Sustainability Index for the 10th consecutive year and was included in CDP’s Leadership Band for the third consecutive year for its 2022 climate change disclosures. “We are proud to be recognized by these leading organizations, reflecting our continued leadership in ESG and our strong commitment to making apparel better,” said Glenn J. Chamandy, Gildan’s President and CEO.

In December 2022, Gildan also published its first stand-alone Climate Change Disclosure Report structured in accordance with the Task Force on Climate-Related Financial Disclosures (TCFD) recommendations. The report highlights how Gildan assesses, prepares, and integrates climate-related matters into its business processes and represents a significant step towards aligning with the TCFD framework by 2025, as part of Gildan’s commitments under its Next Generation ESG strategy.

Increase in Quarterly Dividend
The Board of Directors has approved a 10% increase in the amount of the current quarterly dividend and has declared a cash dividend of $0.186 per share, payable on April 10, 2023, to shareholders of record on March 14, 2023. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

Normal Course Issuer Bid
Under its current normal course issuer bid ("NCIB") that commenced on August 9, 2022 and will end on August 8, 2023, Gildan is authorized to repurchase for cancellation up to 9,132,337 common shares, representing approximately 5% of Gildan’s public float as at July 31, 2022. Of this amount, during the period from August 9, 2022 to February 21, 2023, Gildan purchased for cancellation a total of 3,100,000 common shares at a weighted average price of $30.74. Common shares were purchased through the facilities of the TSX and the NYSE, and through alternative Canadian trading systems.

Gildan’s management and the Board of Directors believe the repurchase of common shares represents an appropriate use of Gildan’s financial resources and that share repurchases under the NCIB will not preclude Gildan from continuing to pursue organic growth and complementary acquisitions.

Gildan Renews Shareholder Rights Plan
The Company also announced today that its Board of Directors has approved the renewal and adoption of a shareholder rights plan (the “Rights Plan”), which will become effective upon confirmation and approval by the shareholders of the Company at the annual meeting of shareholders to be held on May 4, 2023. The Rights Plan will ensure that the Company and its shareholders continue to receive the benefits associated with the Company’s current shareholder rights plan, which is due to expire at the close of business on the date of the Company’s upcoming annual meeting of shareholders. The Rights Plan is designed to ensure that all shareholders of the Company are treated fairly in connection with any take-over offer or other acquisition of control of the Company. The Rights Plan was not adopted in response to any specific proposal to acquire control of the Company, nor is the Board of Directors aware of any pending or threatened take-over bid for the Company. The Rights Plan is similar to plans recently adopted by other Canadian companies and approved by their shareholders. If approved by the shareholders, the Rights Plan will remain in effect until the close of business on the date of the Company’s annual meeting of shareholders in 2026, with one renewal option subject to shareholder approval, and subject to earlier termination or expiration of the Rights Plan in accordance with its terms. A complete copy of the Rights Plan will be filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Disclosure of Outstanding Share Data
As at February 21, 2023, there were 179,721,939 common shares issued and outstanding along with 2,734,343 stock options and 72,601 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a predetermined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company.

Conference Call Information
Gildan Activewear Inc. will hold a conference call to discuss fourth quarter and full year 2022 results and its business outlook today at 8:30 AM ET. A live audio webcast of the conference call, as well as a replay, will be available on Gildan's company website at the following link: http://www.gildancorp.com/events. The conference call can be accessed by dialing toll-free (800) 715-9871 (Canada & U.S.) or (646) 307-1963 (international) and entering passcode 3451530. A replay will be available for 7 days starting at 11:30 AM ET by dialing toll-free (800) 770-2030 (Canada & U.S.) or (609) 800-9909 (international) and entering the same passcode.

Notes
This release should be read in conjunction with the attached unaudited condensed financial statements as at and for the three and twelve months ended January 1, 2023. Gildan’s Management’s Discussion and Analysis and its audited consolidated financial statements for the fiscal year ended January 1, 2023 are expected to be filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission on or before February 23, 2023, and will also be provided on Gildan's website at that time.

Certain minor rounding variances may exist between the condensed consolidated financial statements and the table summaries contained in this press release.

Supplemental Financial Data

CONSOLIDATED FINANCIAL DATA (UNAUDITED)

(in $ millions, except per share amounts or otherwise indicated)	Three months ended			Twelve months ended
	January 1, 2023	January 2, 2022	Variation (%)	January 1, 2023	January 2, 2022	Variation (%)
Net sales	720.0	784.3	(8.2)%	3,240.5	2,922.6	10.9%
Gross profit	234.8	229.3	2.4%	992.4	940.2	5.6%
Adjusted gross profit(1)	209.2	239.8	(12.8)%	965.5	903.0	6.9%
SG&A expenses	75.8	80.5	(5.8)%	324.1	314.2	3.2%
(Reversal of impairment) Impairment of trade accounts receivable	(2.2)	(1.0)	n.m.	2.2	(2.6)	n.m.
Restructuring and acquisition-related costs	6.3	4.2	50.0%	0.5	8.2	(93.9)%
Impairment of intangible assets (Impairment reversal of intangible assets, net of write-downs)	62.3	(31.5)	n.m.	62.3	(31.5)	n.m.
Operating income	92.6	177.1	(47.7)%	603.4	651.9	(7.4)%
Adjusted operating income(1)	135.6	160.3	(15.4)%	639.3	591.4	8.1%
Adjusted EBITDA(1)	163.6	189.9	(13.8)%	764.2	726.8	5.1%
Financial expenses	13.3	4.7	n.m.	37.0	27.3	35.5%
Income tax (recovery) expense	(4.6)	(1.5)	n.m.	24.9	17.4	43.1%
Net earnings	83.9	173.9	(51.8)%	541.5	607.2	(10.8)%
Adjusted net earnings(1)	117.2	148.5	(21.1)%	574.7	538.1	6.8%
Basic EPS	0.47	0.90	(47.8)%	2.94	3.08	(4.5)%
Diluted EPS	0.47	0.89	(47.2)%	2.93	3.07	(4.6)%
Adjusted diluted EPS(1)	0.65	0.76	(14.5)%	3.11	2.72	14.3%
Gross margin(2)	32.6%	29.2%	3.4 pp	30.6%	32.2%	(1.6) pp
Adjusted gross margin(1)	29.1%	30.6%	(1.5) pp	29.8%	30.9%	(1.1) pp
SG&A expenses as a percentage of sales(3)	10.5%	10.3%	0.2 pp	10.0%	10.8%	(0.8) pp
Operating margin(4)	12.9%	22.6%	(9.7) pp	18.6%	22.3%	(3.7) pp
Adjusted operating margin(1)	18.8%	20.4%	(1.6) pp	19.7%	20.2%	(0.5) pp
Cash flows from operating activities	189.4	154.0	23.0%	413.5	617.5	(33.0)%
Capital expenditures	80.5	38.4	n.m.	244.6	130.2	87.9%
Free cash flow(1)	130.8	115.6	13.1%	197.6	593.7	(66.7)%
Diluted weighted average number of common shares outstanding (in ‘000s)	179,897	194,760	n/a	184,532	197,595	n/a

As at (in $ millions, or otherwise indicated)					January 1, 2023	January 2, 2022
Inventories					1,225.9	774.4
Trade accounts receivable					248.8	330.0
Net debt(1)					873.6	529.9
Net debt leverage ratio(1)					1.1	0.7
(1) This is a non-GAAP financial measure or ratio. Please refer to "Non-GAAP Financial Measures" in this press release.
(2) Gross margin is defined as gross profit divided by net sales.
(3) SG&A as a percentage of sales is defined as SG&A divided by net sales.
(4) Operating margin is defined as operating income (loss) divided by net sales.
n.m. = not meaningful
n/a = not applicable

DISAGGREGATION OF REVENUE

Net sales by major product group were as follows:

(in $ millions, or otherwise indicated)	Q4 2022	Q4 2021	Variation (%)	YTD 2022	YTD 2021	Variation (%)
Activewear	595.4	627.2	(5.1)%	2,762.5	2,364.7	16.8%
Hosiery and underwear	124.6	157.1	(20.7)%	478.0	557.8	(14.3)%
	720.0	784.3	(8.2)%	3,240.5	2,922.5	10.9%

Net sales were derived from customers located in the following geographic areas:

(in $ millions, or otherwise indicated)	Q4 2022	Q4 2021	Variation (%)	YTD 2022	YTD 2021	Variation (%)
United States	626.6	692.6	(9.5)%	2,846.8	2,526.6	12.7%
Canada	22.7	30.9	(26.5)%	122.5	114.8	6.7%
International	70.7	60.7	16.5%	271.2	281.2	(3.6)%
	720.0	784.2	(8.2)%	3,240.5	2,922.6	10.9%

Non-GAAP financial measures and related ratios
This press release includes references to certain non-GAAP financial measures, as well as non-GAAP ratios as described below. These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below.

Certain adjustments to non-GAAP measures
As noted above certain of our non-GAAP financial measures and ratios exclude the variation caused by certain adjustments that affect the comparability of the Company's financial results and could potentially distort the analysis of trends in its business performance. Adjustments which impact more than one non-GAAP financial measure and ratio are explained below:

Restructuring and acquisition-related costs
Restructuring and acquisition-related costs are comprised of costs directly related to significant exit activities, including the closure of business locations and sale of business locations or the relocation of business activities, significant changes in management structure, as well as transaction, exit, and integration costs incurred pursuant to business acquisitions. Restructuring and acquisition-related costs is included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA. Restructuring and acquisition-related costs were $0.5 million for the fiscal year ended January 1, 2023 (2021 - $8 million, 2020 - $48 million).

Impairment of goodwill and intangible assets or impairment reversal of intangible assets, net of write-downs
During the first quarter of fiscal 2020 we recorded an impairment charge for our Hosiery cash-generating unit (CGU) of $94 million, relating to goodwill and intangible assets acquired during previous sock and hosiery business acquisitions. During the fourth quarter of fiscal 2021 we reported a $32 million credit to income, as a result of an impairment reversal of $56 million and a $24 million write-off of certain intangible assets relating to the Company's Hosiery CGU. During the fourth quarter of fiscal 2022 we reported an impairment charge of $62 million relating to the Company's Hosiery CGU. These impairment charges and impairment reversals are included as adjustments in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

Net insurance losses (gains)
Net insurance gains of $26 million (2021 - $46 million, 2020 - $10 million) for the fiscal year ended January 1, 2023, related to the two hurricanes which impacted the Company’s operations in Central America in November 2020. The net insurance gains reflected costs of $7 million (2021 - $55 million, 2020 - $101 million) (mainly attributable to equipment repairs, salary and benefits continuation for idle employees, and other costs and charges), which were more than offset by related accrued insurance recoveries of $33 million (2021 - $101 million, 2020 - $111 million) during fiscal 2022. The insurance gains primarily relate to accrued insurance recoveries at replacement cost value for damaged equipment in excess of the write-off of the net book value of property plant and equipment, as well as the recognition of insurance recoveries for business interruption, when applicable. Net insurance gains is included as an adjustment in arriving at adjusted gross profit and adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

Discontinuance of personal protective equipment (PPE) stock keeping units (SKUs)
A charge of $6 million for the three and twelve months ended January 3, 2021 (included in cost of sales) reflects the discontinuance of these PPE SKUs given that they are not in the Company’s normal product line and that these shortages have now been addressed. Discontinuance of PPE SKUs is included as an adjustment in arriving at adjusted gross profit and adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

Impact of strategic product line initiatives
In the fourth quarter of fiscal 2019, the Company launched a strategic initiative to significantly reduce its imprintables product line SKU count. In the fourth quarter of fiscal 2020 the Company expanded this strategic initiative to include a significant reduction in its retail product line SKU count. The objectives of this strategic initiative include exiting all ship to-the-piece activities, discontinuing overlapping and less productive styles and SKUs between brands, simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of this initiative has included inventory write-downs to reduce the carrying value of discontinued SKUs to liquidation values, sales return allowances for product returns related to discontinued SKUs, and in the fourth quarter of fiscal 2021, the write-down of production equipment and other assets relating to discontinued SKUs. The impact of strategic product line initiatives is included as an adjustment in arriving at adjusted gross profit and adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

The charges related to this initiative in fiscal 2020, 2021 and 2022, were as follows:

•Fiscal 2020 includes a charge of $26 million of inventory write-downs included in cost of sales related to retail product line discontinued SKUs. Fiscal 2020 also includes $29 million of inventory write-downs included in cost of sales and the $5 million gross profit impact of a sales return allowance for anticipated product returns related to imprintables product line discontinued SKUs (the sales return allowance reduced net sales by $11 million and cost of sales by $6 million).

•Fiscal 2021 includes $9 million of charges included in cost of sales, consisting of $4 million in inventory write-downs related primarily to the Company's plan to discontinue its legwear and intimates product line, and the write-down of production equipment and other assets relating to discontinued SKUs of $5 million in the fourth quarter of 2021.

•Fiscal 2022 includes $1 million gain related to the reversal of a reserve relating to Company's strategic initiatives to significantly reduce its product line SKU counts.

Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, impairment of goodwill and intangible assets (and reversal of impairments on intangible assets), net insurance gains, the discontinuance of PPE SKUs, the impact of the Company's strategic product line initiatives, and income tax expense or recovery relating to these items. Adjusted net earnings also excludes income taxes related to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its net earnings performance from one period to the next, and in making decisions regarding the ongoing operations of its business, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its net earnings and diluted EPS and could potentially distort the analysis of net earnings trends in its business performance. The Company believes adjusted net earnings and adjusted diluted EPS are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses, write-offs, charges, income or recoveries that can vary from period to period. Excluding these items does not imply they are necessarily non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Twelve months ended
(in $ millions, except per share amounts)	January 1, 2023	January 2, 2022	January 1, 2023	January 2, 2022	January 3, 2021

Net earnings (loss)	83.9	173.9	541.5	607.2	(225.3)
Adjustments for:
Restructuring and acquisition-related costs	6.3	4.2	0.5	8.2	48.2
Impairment of goodwill and intangible assets (Impairment reversal of intangible assets, net of write-downs)	62.3	(31.5)	62.3	(31.5)	94.0
Impact of strategic product line initiatives	—	7.6	(1.0)	8.8	60.0
Discontinuance of PPE SKUs	—	—	—	—	6.2
Net insurance (gains) losses	(25.6)	2.9	(25.9)	(46.0)	(9.6)
Income tax expense (recovery) relating to the above-noted adjustments	0.2	—	7.2	—	(4.6)
Income tax recovery related to the revaluation of deferred income tax assets and liabilities(1)	(9.9)	(8.6)	(9.9)	(8.6)	(5.2)
Adjusted net earnings (loss)	117.2	148.5	574.7	538.1	(36.3)
Basic EPS	0.47	0.90	2.94	3.08	(1.14)
Diluted EPS	0.47	0.89	2.93	3.07	(1.14)
Adjusted diluted EPS(2)	0.65	0.76	3.11	2.72	(0.18)
(1) Includes an income tax recovery of $9.9 million (2021 - $8.6 million, 2020 - $5.2 million) pursuant to the recognition of previously de-recognized (in fiscal 2018 and fiscal 2017 pursuant to the organizational realignment plan) deferred income tax assets as a result of a re-assessment of the probability of realization of such deferred income tax assets.
(2) This is a non-GAAP ratio. It is calculated as adjusted net earnings (loss) divided by the diluted weighted average number of common shares outstanding.

Adjusted gross profit and adjusted gross margin
Adjusted gross profit is calculated as gross profit excluding the impact of net insurance gains, the discontinuance of PPE SKUs, and the impact of the Company's strategic product line initiatives. The Company uses adjusted gross profit and adjusted gross margin to measure its performance at the gross margin level from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring. The Company believes adjusted gross profit and adjusted gross margin are useful to management and investors because they help identify underlying trends in our business in how efficiently the Company uses labor and materials for manufacturing goods to our customers, that could otherwise be masked by the impact of our strategic product line initiatives and net insurance gains that can vary from period to period. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Twelve months ended
(in $ millions, or otherwise indicated)	January 1, 2023	January 2, 2022	January 1, 2023	January 2, 2022	January 3, 2021

Gross profit	234.8	229.3	992.4	940.2	249.1
Adjustments for:
Impact of strategic product line initiatives	—	7.6	(1.0)	8.8	60.0
Discontinuance of PPE SKUs	—	—	—	—	6.2
Net insurance (gains) losses	(25.6)	2.9	(25.9)	(46.0)	(9.6)
Adjusted gross profit	209.2	239.8	965.5	903.0	305.7

Net sales	720.0	784.3	3,240.5	2,922.6	1,981.3
Sales return allowance for anticipated product returns	—	—	—	—	11.2
Net sales excluding the allowance for anticipated product returns related to discontinued SKUs	720.0	784.3	3,240.5	2,922.6	1,992.5
Gross margin	32.6%	29.2%	30.6%	32.2%	12.6%
Adjusted gross margin(1)	29.1%	30.6%	29.8%	30.9%	15.3%
(1) This is a non-GAAP ratio. It is calculated as adjusted gross profit divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs is a non-GAAP measure used in the denominator of the adjusted margin ratios to reverse the full effect of the SKU rationalization adjustments.

Adjusted operating income and adjusted operating margin
Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs. Adjusted operating income also excludes impairment of goodwill and intangible assets, net insurance gains, the discontinuance of PPE SKUs, and the impact of the Company's strategic product line initiatives. Adjusted operating margin is calculated as adjusted operating income divided by net sales, excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Management uses adjusted operating income and adjusted operating margin to measure its performance at the operating income level as we believe it provides a better indication of our operating performance and facilitates the comparison across reporting periods, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its operating income and operating margin performance. The Company believes adjusted operating income and adjusted operating margin are useful to investors because they help identify underlying trends in our business in how efficiently the Company generates profit from its primary operations that could otherwise be masked by the impact of restructuring and acquisition-related costs, our strategic product line initiatives and net insurance gains that can vary from period to period. Excluding these items does not imply they are necessarily non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Twelve months ended
(in $ millions, or otherwise indicated)	January 1, 2023	January 2, 2022	January 1, 2023	January 2, 2022	January 3, 2021

Operating income (loss)	92.6	177.1	603.4	651.9	(180.8)
Adjustments for:
Restructuring and acquisition-related costs	6.3	4.2	0.5	8.2	48.2
Impairment of goodwill and intangible assets (Impairment reversal of intangible assets, net of write-downs)	62.3	(31.5)	62.3	(31.5)	94.0
Impact of strategic product line initiatives	—	7.6	(1.0)	8.8	60.0
Discontinuance of PPE SKUs	—	—	—	—	6.2
Net insurance (gains) losses	(25.6)	2.9	(25.9)	(46.0)	(9.6)
Adjusted operating income	135.6	160.3	639.3	591.4	18.0

Operating margin	12.9%	22.6%	18.6%	22.3%	(9.1)%
Adjusted operating margin(1)	18.8%	20.4%	19.7%	20.2%	0.9%
(1) This is a non-GAAP ratio. It is calculated as adjusted operating income divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs is a non-GAAP measure used in the denominator of the adjusted margin ratios to reverse the full effect of the SKU rationalization adjustments.

Adjusted EBITDA
Adjusted EBITDA is calculated as earnings before financial expenses net, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. Adjusted EBITDA also excludes impairment of goodwill and intangible assets and reversal of impairments on intangible assets, net insurance gains, the discontinuance of PPE SKUs, and the impact of the Company's strategic product line initiative. Management uses adjusted EBITDA, among other measures, to facilitate a comparison of the profitability of its business on a consistent basis from period-to-period and to provide a more complete understanding of factors and trends affecting our business. The Company also believes this measure is commonly used by investors and analysts to assess profitability and the cost structure of companies within the industry, as well as measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are necessarily non-recurring. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Twelve months ended
(in $ millions)	January 1, 2023	January 2, 2022	January 1, 2023	January 2, 2022	January 3, 2021

Net earnings (loss)	83.9	173.9	541.5	607.2	(225.3)
Restructuring and acquisition-related costs	6.3	4.2	0.5	8.2	48.2
Impairment of goodwill and intangible assets (Impairment reversal of intangible assets, net of write-downs)	62.3	(31.5)	62.3	(31.5)	94.0
Impact of strategic product line initiative	—	7.6	(1.0)	8.8	60.0
Discontinuance of PPE SKUs	—	—	—	—	6.2
Net insurance (gains) losses	(25.6)	2.9	(25.9)	(46.0)	(9.6)
Depreciation and amortization	28.0	29.6	124.9	135.4	147.2
Financial expenses, net	13.3	4.7	37.0	27.3	48.5
Income tax (recovery) expense	(4.6)	(1.5)	24.9	17.4	(4.1)
Adjusted EBITDA	163.6	189.9	764.2	726.8	165.1

Free cash flow
Free cash flow is defined as cash from operating activities, less cash flow used in investing activities excluding cash flows relating to business acquisitions/dispositions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric used by management in managing capital as it indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. Management believes that free cash flow also provides investors with an important perspective on the cash available to us to service debt, fund acquisitions, and pay dividends. In addition, free cash flow is commonly used by investors and analysts when valuing a business and its underlying assets. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Twelve months ended
(in $ millions)	January 1, 2023	January 2, 2022	January 1, 2023	January 2, 2022	January 3, 2021

Cash flows from operating activities	189.4	154.0	413.5	617.5	415.0
Cash flows used in investing activities	(52.9)	(202.4)	(182.4)	(187.8)	(57.5)
Adjustment for:
Business (dispositions) acquisitions	(5.7)	164.0	(33.5)	164.0	—
Free cash flow	130.8	115.6	197.6	593.7	357.5

Total debt and net debt
Total debt is defined as the total bank indebtedness, long-term debt (including any current portion), and lease obligations (including any current portion), and net debt is calculated as total debt net of cash and cash equivalents. The Company considers total debt and net debt to be important indicators for management and investors to assess the financial position and liquidity of the Company, and measure its financial leverage. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions)	January 1, 2023	January 2, 2022	January 3, 2021

Long-term debt (including current portion)	930.0	600.0	1,000.0
Bank indebtedness	—	—	—
Lease obligations (including current portion)	94.0	109.1	82.5
Total debt	1,024.0	709.1	1,082.5
Cash and cash equivalents	(150.4)	(179.2)	(505.3)
Net debt	873.6	529.9	577.2

Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net debt to pro-forma adjusted EBITDA for the trailing twelve months, all of which are non-GAAP measures. The pro-forma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period, as if they had occurred at the beginning of the trailing twelve month period. The Company has set a fiscal year-end net debt leverage target ratio of one to two times pro-forma adjusted EBITDA for the trailing twelve months. The net debt leverage ratio serves to evaluate the Company's financial leverage and is used by management in its decisions on the Company's capital structure, including financing strategy. The Company believes that certain investors and analysts use the net debt leverage ratio to measure the financial leverage of the Company, including our ability to pay off our incurred debt. The Company's net debt leverage ratio differs from the net debt to EBITDA ratio that is a covenant in our loan and note agreements due primarily to adjustments in the latter related to lease accounting, and therefore the Company believes it is a useful additional measure. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	January 1, 2023	January 2, 2022	January 3, 2021
Adjusted EBITDA for the trailing twelve months	764.2	726.8	165.1
Adjustment for:
Business acquisitions	—	22.8	—
Pro-forma adjusted EBITDA for the trailing twelve months	764.2	749.6	165.1

Net debt	873.6	529.9	577.2
Net debt leverage ratio(1)	1.1	0.7	3.5
(1) The Company's total net debt to EBITDA ratio for purposes of its loan and note agreements was 1.3 at January 1, 2023.

Return on adjusted average net assets
Return on adjusted average net assets (Adjusted RONA) is defined as the ratio of return to adjusted average net assets for the last five quarters. Return is defined as adjusted net earnings, excluding net financial expenses and the amortization of intangible assets (excluding software), net of income tax recoveries related thereto. Average is computed as the sum of the five quarters divided by five. Adjusted average net assets are defined as the sum of average total assets, excluding average cash and cash equivalents, average net deferred income taxes, and the average accumulated amortization of intangible assets excluding software, less average total current liabilities excluding the current portion of lease obligations. Adjusted average net assets and return are non-GAAP measures used as components of Adjusted RONA. The Company uses Adjusted RONA as a performance indicator to measure the efficiency of its invested capital. Management believes Adjusted RONA is useful to investors as a measure of performance and the effectiveness of our use of capital. Adjusted RONA is not a measure of financial performance under IFRS and may not be defined and calculated by other companies in the same manner.

(in $ millions)	January 1, 2023	January 2, 2022	January 3, 2021
Average total assets	3,344.4	3,050.8	3,226.9
Average cash and cash equivalents	(118.8)	(384.1)	(354.7)
Average net deferred income taxes	(12.9)	(15.6)	(13.1)
Average accumulated amortization of intangible assets, excluding software	254.9	254.8	233.2
Average total current liabilities, excluding the current portion of lease obligations and debt	(485.3)	(400.1)	(364.5)
Adjusted average net assets	2,982.3	2,505.8	2,727.8

	Twelve months ended
(in $ millions, or otherwise indicated)	January 1, 2023	January 2, 2022	January 3, 2021
Adjusted net earnings	574.7	538.1	(36.3)
Financial expenses, net (nil income taxes in all years)	37.0	27.3	48.5
Amortization of intangible assets, excluding software, net (nil income taxes in all three years)	13.8	12.8	14.3
Return	625.5	578.2	26.5
Return on adjusted average net assets (Adjusted RONA)	21.0%	23.1%	1.0%

Working capital
Working capital is a non-GAAP financial measure and is defined as current assets less current liabilities. Management believes that working capital, in addition to other conventional financial measures prepared in accordance with IFRS, provides information that is helpful to understand the financial condition of the Company. The objective of using working capital is to present readers with a view of the Company from management’s perspective by interpreting the material trends and activities that affect the short-term liquidity and financial position of the Company, including its ability to discharge its short-term liabilities as they come due. This measure is not necessarily comparable to similarly titled measures used by other public companies.

	January 1, 2023	January 2, 2022	January 3, 2021
(in $ millions)

Cash and cash equivalents	150.4	179.2	505.3
Trade accounts receivable	248.8	330.0	196.5
Income taxes receivable	—	—	4.6
Inventories	1,225.9	774.4	728.0
Prepaid expenses, deposits and other current assets	101.8	163.7	110.1
Accounts payable and accrued liabilities	(471.2)	(440.4)	(343.7)
Income taxes payable	(6.6)	(7.9)	—
Current portion of lease obligations	(13.8)	(15.3)	(15.9)
Current portion of long-term debt	(150.0)	—	—
Working capital	1,085.3	983.7	1,184.9

Caution Concerning Forward-Looking Statements
Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions, including, without limitation, our expectation with regards to net sales and revenue growth, gross margin, SG&A expenses, restructuring and acquisition-related costs, operating margin, adjusted operating margin, adjusted EBITDA, diluted earnings per share, adjusted diluted earnings per share, income tax rate, free cash flow, return on adjusted average net assets, net debt to adjusted EBITDA leverage ratios, capital return and capital investments or expenditures, including our financial outlook set forth in this press release under the section “Outlook and update on Gildan Sustainable Growth Strategy”. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of our most recent Management’s Discussion and Analysis for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout such document and this press release, including certain assumptions relating to the financial outlook described in this press release under the section “Outlook and update on Gildan Sustainable Growth Strategy”.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

•the magnitude and length of economic disruption as a result of the worldwide coronavirus (COVID-19) pandemic and the appearance of COVID variants, including the reintroduction, scope and duration of government mandated general, partial, or targeted private sector shutdowns, travel restrictions, and social distancing measures;

•changes in general economic and financial conditions globally or in one or more of the markets we serve, including those resulting from the impact of the COVID-19 pandemic and the appearance of COVID variants;
•our ability to implement our growth strategies and plans, including our ability to bring projected capacity expansion online;
•our ability to successfully integrate acquisitions and realize expected benefits and synergies;
•the intensity of competitive activity and our ability to compete effectively;
•our reliance on a small number of significant customers;
•the fact that our customers do not commit to minimum quantity purchases;
•our ability to anticipate, identify, or react to changes in consumer preferences and trends;
•our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals from current levels;
•our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials, intermediate materials and finished goods;
•the impact of climate, political, social, and economic risks, natural disasters, epidemics, pandemics and endemics, such as the COVID-19 pandemic, in the countries in which we operate or sell to, or from which we source production;
•disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, weather-related events, natural disasters, epidemics and pandemics, such as the COVID-19 pandemic, and other unforeseen adverse events;
•the impacts of the COVID-19 pandemic on our business and financial performance and consequently on our ability to comply with the financial covenants under our debt agreements;
•compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;
•the imposition of trade remedies, or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties, including the implementation of a global minimum tax rate;
•changes to and failure to comply with consumer product safety laws and regulations;
•changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•negative publicity as a result of actual, alleged, or perceived violations of human rights, labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;
•changes in third-party licensing arrangements and licensed brands;
•our ability to protect our intellectual property rights;
•operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;
•an actual or perceived breach of data security;
•our reliance on key management and our ability to attract and/or retain key personnel;
•changes in accounting policies and estimates; and
•exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-

downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

About Gildan
Gildan is a leading manufacturer of everyday basic apparel which markets its products in North America, Europe, Asia Pacific, and Latin America under a strong portfolio of Company-owned brands, primarily including Gildan®, American Apparel®, Comfort Colors®, GOLDTOE®, Peds®, and under the Under Armour® brand through a sock licensing agreement for exclusive distribution in the United States and Canada. The Company’s product offerings include activewear, underwear and socks sold to wholesale imprintables distributors and national accounts which include large screenprinters or embellishers, retailers, and global lifestyle brand companies.

Gildan owns and operates vertically integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean, the United States, and Bangladesh. Gildan operates with a strong commitment to industry-leading labour, environmental and governance practices throughout its supply chain in accordance with its comprehensive ESG program embedded in the Company's long-term business strategy. More information about the Company and its ESG practices and initiatives can be found at https://gildancorp.com/en/.
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Investor inquiries: Elisabeth Hamaoui Director, Investor Communications (514) 744-8515 ehamaoui@gildan.com	Media inquiries: Genevieve Gosselin Director, Global Communications and Corporate Marketing (514) 343-8814 ggosselin@gildan.com

GILDAN ACTIVEWEAR INC.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars) - unaudited

	January 1, 2023	January 2, 2022
Current assets:
Cash and cash equivalents	$150,417	$179,246
Trade accounts receivable	248,785	329,967
Inventories	1,225,940	774,358
Prepaid expenses, deposits, and other current assets	101,810	163,662
Total current assets	1,726,952	1,447,233
Non-current assets:
Property, plant and equipment	1,115,169	985,073
Right-of-use assets	77,958	92,447
Intangible assets	229,951	306,630
Goodwill	271,677	283,815
Deferred income taxes	16,000	17,726
Other non-current assets	2,507	3,758
Total non-current assets	1,713,262	1,689,449
Total assets	$3,440,214	$3,136,682
Current liabilities:
Accounts payable and accrued liabilities	$471,208	$440,401
Income taxes payable	6,637	7,912
Current portion of lease obligations	13,828	15,290
Current portion of long term debt	150,000	—
Total current liabilities	641,673	463,603
Non-current liabilities:
Long-term debt	780,000	600,000
Lease obligations	80,162	93,812
Other non-current liabilities	56,217	59,862
Total non-current liabilities	916,379	753,674
Total liabilities	1,558,052	1,217,277
Equity:
Share capital	202,329	191,732
Contributed surplus	79,489	58,128
Retained earnings	1,590,499	1,604,736
Accumulated other comprehensive income	9,845	64,809
Total equity attributable to shareholders of the Company	1,882,162	1,919,405
Total liabilities and equity	$3,440,214	$3,136,682

GILDAN ACTIVEWEAR INC.
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except per share data) - unaudited

	Three months ended		Twelve months ended
	January 1, 2023	January 2, 2022	January 1, 2023	January 2, 2022
Net sales	$720,022	$784,251	$3,240,482	$2,922,570
Cost of sales	485,197	554,995	2,248,070	1,982,361
Gross profit	234,825	229,256	992,412	940,209
Selling, general and administrative expenses	75,806	80,466	324,108	314,171
(Reversal of impairment) Impairment of trade accounts receivable	(2,218)	(998)	2,150	(2,617)
Restructuring and acquisition-related costs	6,316	4,181	479	8,225
Impairment of intangible assets (Impairment reversal of intangible assets, net of write-downs)	62,290	(31,459)	62,290	(31,459)
Operating income	92,631	177,066	603,385	651,889
Financial expenses, net	13,282	4,665	36,957	27,331
Earnings before income taxes	79,349	172,401	566,428	624,558
Income tax (recovery) expense	(4,551)	(1,495)	24,888	17,375
Net earnings	83,900	173,896	541,540	607,183
Other comprehensive (loss) income, net of related income taxes:
Cash flow hedges	(18,303)	20,344	(54,964)	73,847
Actuarial gain (loss) on employee benefit obligations	8,094	(21,678)	8,094	(21,678)
	(10,209)	(1,334)	(46,870)	52,169
Comprehensive income	$73,691	$172,562	$494,670	$659,352
Earnings per share:
Basic	$0.47	$0.90	$2.94	$3.08
Diluted	$0.47	$0.89	$2.93	$3.07

GILDAN ACTIVEWEAR INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars) - unaudited

	Three months ended		Twelve months ended
	January 1, 2023	January 2, 2022	January 1, 2023	January 2, 2022
Cash flows from (used in) operating activities:
Net earnings	$83,900	$173,896	$541,540	$607,183
Adjustments for:
Depreciation and amortization	28,037	29,649	124,926	135,402
Non-cash restructuring charges related to property, plant and equipment, right-of-use assets, and computer software	4,916	2,688	(3,259)	3,136
Impairment of intangible assets (Impairment reversal of intangible assets, net of write-downs)	62,290	(31,459)	62,290	(31,459)
Timing differences between settlement of financial derivatives and transfer of deferred gains or losses in accumulated OCI to inventory and net earnings	(19,194)	13,009	(11,253)	8,012
(Gain) Loss on disposal of property, plant and equipment, including insurance recoveries	(28,003)	4,664	(34,195)	(43,660)
Share-based compensation	8,314	8,475	32,393	37,659
Other	(8,811)	(5,748)	8,140	(2,024)
Changes in non-cash working capital balances	57,923	(41,154)	(307,094)	(96,739)
Cash flows from operating activities	189,372	154,020	413,488	617,510

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(79,086)	(37,390)	(239,128)	(127,457)
Purchase of intangible assets	(1,378)	(1,016)	(5,426)	(2,766)
Business dispositions (acquisitions)	5,663	(163,968)	33,543	(163,968)
Proceeds from insurance related to property, plant and equipment (PP&E) and other disposals of PP&E	21,935	—	28,607	106,358
Cash flows used in investing activities	(52,866)	(202,374)	(182,404)	(187,833)

Cash flows from (used in) financing activities:
Increase in amounts drawn under long-term bank credit facilities	10,000	—	330,000	—
Payment of term loan	—	—	—	(400,000)
Payment of lease obligations	(3,410)	(8,993)	(16,559)	(21,474)
Dividends paid	(30,505)	(29,714)	(123,769)	(90,462)
Proceeds from the issuance of shares	12,943	6,410	14,968	9,427
Repurchase and cancellation of shares	(40,938)	(125,425)	(449,158)	(245,140)
Share repurchases for settlement of non-Treasury RSUs	(2,549)	(2,510)	(8,258)	(4,267)
Withholding taxes paid pursuant to the settlement of non-Treasury RSUs	(1,434)	(1,266)	(5,498)	(2,837)
Cash flows used in financing activities	(55,893)	(161,498)	(258,274)	(754,753)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	555	(234)	(1,639)	(942)
Net increase (decrease) in cash and cash equivalents during the period	81,168	(210,086)	(28,829)	(326,018)
Cash and cash equivalents, beginning of period	69,249	389,332	179,246	505,264
Cash and cash equivalents, end of period	$150,417	$179,246	$150,417	$179,246

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